UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             ------------
-----------------
FORM N-17f-2                                        OMB
Approval
                                             ------------
-----------------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2018
of Management Investment Companies           Estimate
average burden hours
                                               per
response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ------------
-----------------

---------------------------------------------------------
--------------------
1. Investment Company Act File Number:        Date
examination completed:

811-10183	                                  September
12, 2018

---------------------------------------------------------
--------------------

2. State Identification Number:

AL             AK             AZ             AR
CA           CO
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA     X
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):



3. Exact name of investment company as specified in registration statement:

Brighthouse Funds Trust I

4. Address of principal executive office
(number,street,city,state,zip code):

5 Park Plaza, Suite 1900, Irvine, CA, 92614


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Brighthouse Funds Trust I:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940 that SSGA Growth ETF Portfolio, SSGA Growth and
Income ETF Portfolio (the "SSGA Portfolios"), JPMorgan Core Bond Portfolio, JPMorgan Small Cap Value Portfolio, and JPMorgan Global Active Allocation Portfolio (the "JPM Portfolios") (collectively the "Portfolios") of the Brighthouse Funds Trust I (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2018, and from December 31, 2017 (date of your last examination) through April 30, 2018. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.
Our examination was conducted in accordance with
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2018, and with respect to agreement of security purchases and sales, for the period from December 31, 2017 (date of our last examination) through April 30, 2018:
1.	Confirmation of all securities held by the
institutions in book entry form on behalf of the
Portfolios
2.	Reconciliation of all such securities to the books
and records of the Portfolios and State Street Bank &
Trust Company and J.P. Morgan
3.	Agreement of 10 security purchases and 10 security
sales or maturities since our last examination as of
December 31, 2017 from the books and records of the SSGA Portfolios and agreement of 9 security purchases and 9 security sales or maturities of the JPM Portfolios, to broker confirmations or performed alternative auditing
procedures.
4.	We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ Deloitte & Touche LLP
Boston, Massachusetts

September 12, 2018


September 12, 2018
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the
Investment Company Act of 1940

We, as members of management of the SSGA Growth ETF Portfolio, SSGA Growth and Income ETF Portfolio (the "SSGA Portfolios"), JPMorgan Core Bond Portfolio, JPMorgan Small Cap Value Portfolio, and JPMorgan Global Active
Allocation Portfolio (the "JPM Portfolios") (collectively the "Portfolios") of Brighthouse Funds Trust I (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30,
2018, and from December 31, 2017 (date of your last examination) through April 30, 2018.
Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, and from December 31, 2017 through April 30, 2018 with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Brighthouse Funds Trust I



________________________________
Kristi Slavin
President


Alan R. Otis
Treasurer



Andrew L. Gangolf
Secretary